Exhibit 99

TRW Inc. and Subsidiaries
Computation of Ratio of Earnings
to Fixed Charges — Unaudited

(In millions except ratio data)

	Nine Months Ended September 30, 2001	Years Ended December 31				
		2000	1999	1998	1997	1996
Earnings(loss) from continuing operations before income taxes	$ (8.0)	$ 706.4(A)	$ 787.3(B)	$746.1	$239.7(C)	$302.2(D)
Unconsolidated affiliates	95.2	1.2	(37.1)	1.0	(8.0)	1.4
Minority earnings	17.7	12.5	22.8	10.5	20.2	11.5
Fixed charges excluding capitalized interest	430.4	606.9	552.1	174.3	123.9	129.0
Earnings	$535.3	$1,327.0	$1,325.1	$931.9	$375.8	$444.1
Fixed Charges:						
Interest expense	$368.1	$ 523.8	$ 476.7	$114.4	$ 75.4	$ 84.2
Capitalized interest	4.2	5.0	4.7	4.7	4.5	3.5
Portion of rents representative of interest factor	62.3	83.1	75.3	59.9	48.5	43.2
Interest expense of unconsolidated affiliates	0.0	0.0	0.0	0.0	0.0	1.6
Total fixed charges	$434.6	$ 611.9	$ 556.7	$179.0	$128.4	$132.5
Ratio of earnings to fixed charges	1.2x	2.2x	2.4x	5.2x	2.9x	3.4x

(A)   The 2000 earnings from continuing operations before income taxes of $706.4 million, includes an $11.7 million earnings charge, $6.2 million after the effect of minority interest, for purchased in-process research and development. See "Acquisitions" note in the Notes to Financial Statements of the Company's 2000 Annual Report to Shareholders.

(B)   The 1999 earnings from continuing operations before income taxes of $787.3 million, includes an $85.3 million earnings charge for purchased in-process research and development. See "Acquisitions" note in the Notes to Financial Statements of the Company's 1999 Annual Report to Shareholders.

(C)   The 1997 earnings from continuing operations before income taxes of $239.7 million includes a $548 million earnings charge for purchased in-process research and development. See "Acquisitions" note in the Notes to Financial Statements of the Company's 1997 Annual Report to Shareholders.

(D)   The 1996 earnings from continuing operations before income taxes of $302.2 million includes a charge of $384.8 million as a result of actions taken in the automotive and space and defense businesses. See "Special Charges and Divestiture" note in the Notes to Financial Statements of the Company's 1996 Annual Report to Shareholders.